UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                              SPECTRUM PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   84763A108
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                                 (CUSIP Number)

Mitchell D. Kaye, Manager                            with a copy to:
Xmark Asset Management, LLC                          Steven E. Siesser, Esq.
301 Tresser Boulevard                                Lowenstein Sandler PC
Suite 1320                                           65 Livingston Avenue
Stamford, CT 06901                                   Roseland, New Jersey  07068
(203) 653-2500                                       (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 31, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         84763A108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check  if  Disclosure of  Legal Proceedings  Is Required  Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:   New York, United States

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    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,143,789*
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12. Check if  the  Aggregate  Amount in  Row (11) Excludes  Certain  Shares (See
    Instructions):               Not Applicable

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13. Percent of Class Represented by Amount in Row (11):   7.4%*
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14. Type of Reporting Person (See Instructions):   IA


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* The  reporting  person is Xmark  Asset  Management,  LLC  ("XAM"),  a New York
limited liability company. XAM's interest in the securities reported herein is limited to its pecuniary interest, if any, in Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd").

Xmark LP is the holder of: (i) 561,145 shares (the "Xmark LP Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Spectrum Pharmaceuticals, Inc., a Delaware corporation (the "Company"); (ii) warrants (the "2003 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 168,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark LP Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants; (iii) warrants (the "2004 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 53,666 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark LP Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2004 Xmark LP Warrants; and (iv) 108 call options exercisable into 10,800 shares of Common Stock at an exercise price of $10.00 per share.

Xmark Ltd is the holder of: (i) 561,144 shares of Common Stock (the "Xmark Ltd Shares," and together with the Xmark LP Shares, the "Shares"); (ii) warrants (the "2003 Xmark Ltd Warrants," and together with the 2003 Xmark LP Warrants, the "2003 Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 252,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark Ltd Warrant Shares," and together the 2003 Xmark LP Warrant Shares, the "2003 Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrants; (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 51,335 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark Ltd Warrant Shares," and together the 2004 Xmark LP Warrant Shares, the "2004 Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2004 Xmark Ltd Warrants; and (iv) 107 call options exercisable into 10,700 shares of Common Stock at an exercise price of $10.00 per share.

The 2003 Warrants and the 2004 Warrants each provide that in no event shall such warrants be exercisable for shares of Common Stock to the extent that the issuance of Common Stock thereunder would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 4.95% and 4.99%, respectively, of the Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived.

XAM serves as investment manager for each of Xmark LP and Xmark Ltd. In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of April 21, 2005 for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,143,789 shares of Common Stock, or 7.4% of the Common Stock deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 15,352,949 shares of Common Stock issued and outstanding as of April 18, 2005. As of April 21, 2005, Xmark LP and Xmark Ltd beneficially own 1,143,789 shares of Common Stock.

          As of April 21, 2005, Xmark LP is the holder of (i) 561,145 shares of Common Stock of the Company, (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 168,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants, (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 53,666 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark LP Warrants", and together with the 2003 Xmark LP Warrants, the "Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the 2004 Xmark LP Warrants, and (iv) 108 call options exercisable into 10,800 shares of Common Stock at an exercise price of $10.00 per share. Xmark Ltd is the holder of (i) 561,144 shares of Common Stock, (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 252,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrants, (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 51,335 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark Ltd Warrants", and together with the 2003 Xmark Ltd Warrants, the "Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the 2004 Xmark Ltd Warrants, and (iv) 107 call options exercisable into 10,700 shares of Common Stock at an exercise price of $10.00 per share.

          The 2003 Warrants and the 2004 Warrants each provide that in no event shall such warrants be exercisable for shares of Common Stock to the extent that the issuance of Common Stock thereunder would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 4.95% and 4.99%, respectively, of the Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived. Thus, as of April 21, 2005, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,143,789 shares of Common Stock, or 7.4% of the Common Stock deemed issued and outstanding as of that date.

          The following table details the transactions effected since the filing of Amendment No. 1 to the Schedule 13D, in Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   I.  Xmark LP
                                   ------------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   11/23/04                           2,471                     $5.86
   01/21/05                          10,000                     $6.24
   01/24/05                           7,500                     $6.24
   01/24/05                           2,350                     $6.14
   01/25/05                           8,200                     $6.10
   01/25/05                          12,500                     $6.08
   01/26/05                           5,000                     $6.05
   02/11/05                          12,500                     $6.16
   02/11/05                           8,340                     $6.14
   02/14/05                           5,000                     $6.15
   02/15/05                           2,500                     $6.07
   02/17/05                           7,500                     $6.06
   02/22/05                             150                     $6.05
   02/23/05                           5,000                     $6.10
   02/24/05                           5,100                     $6.11
   02/25/05                           3,130                     $6.16
   02/28/05                           2,500                     $6.39
   03/02/05                           4,000                     $7.04
   03/04/05                           2,000                     $7.26
   03/07/05                             875                     $7.20
   03/08/05                           5,000                     $7.17
   03/08/05                           2,600                     $7.03
   03/09/05                           7,800                     $6.86
   03/14/05                           8,700                     $6.87
   03/15/05                          22,600                     $6.76
   03/18/05                           2,500                     $6.35
   03/21/05                           2,500                     $6.14
   03/23/05                           1,500                     $6.10
   03/24/05                             300                     $6.06
   03/29/05                           3,500                     $5.96
   03/30/05                           4,250                     $5.95
   03/31/05                           1,000                     $5.96
   04/04/05                             750                     $6.05
   04/06/05                           5,000                     $6.03
   04/11/05                              50                     $5.97
   04/15/05                           1,400                     $6.06
   04/18/05                          25,000                     $6.00
   04/20/05                             500                     $5.95
   04/21/05                             650                     $6.00

                                     (Sales)


     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   12/16/04                          10,132                     $5.93
   12/28/04                          19,522                     $5.95
   12/29/04                           3,792                     $6.36
   12/31/04                          33,459                     $6.62
   01/03/05                           2,591                     $6.43
   01/10/05                           2,500                     $7.05
   04/01/05                              50                     $6.45

                                  II.  Xmark Ltd
                                  --------------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   11/23/04                           2,529                     $5.86
   01/21/05                          10,000                     $6.24
   01/24/05                           7,500                     $6.24
   01/24/05                           2,350                     $6.14
   01/25/05                           8,200                     $6.10
   01/25/05                          12,500                     $6.08
   01/26/05                           5,000                     $6.05
   02/11/05                          12,500                     $6.16
   02/11/05                           8,339                     $6.14
   02/14/05                           5,000                     $6.15
   02/15/05                           2,500                     $6.07
   02/17/05                           7,500                     $6.06
   02/22/05                             150                     $6.05
   02/23/05                           5,000                     $6.10
   02/24/05                           5,100                     $6.11
   02/25/05                           3,130                     $6.16
   02/28/05                           2,500                     $6.39
   03/02/05                           4,000                     $7.04
   03/04/05                           2,000                     $7.26
   03/07/05                             875                     $7.20
   03/08/05                           5,000                     $7.17
   03/08/05                           2,600                     $7.03
   03/09/05                           7,800                     $6.86
   03/14/05                           8,700                     $6.87
   03/15/05                          22,600                     $6.76
   03/18/05                           2,500                     $6.35
   03/21/05                           2,500                     $6.14
   03/23/05                           1,500                     $6.10
   03/24/05                             300                     $6.06
   03/29/05                           3,500                     $5.96
   03/30/05                           4,250                     $5.95
   03/31/05                           1,000                     $5.96
   04/04/05                             750                     $6.05
   04/06/05                           5,000                     $6.03
   04/11/05                              50                     $5.97
   04/15/05                           1,400                     $6.06
   04/18/05                          25,000                     $6.00
   04/20/05                             500                     $5.95
   04/21/05                             650                     $6.00

                                     (Sales)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   12/16/04                          10,368                     $5.93
   12/28/04                          19,978                     $5.95
   12/29/04                          13,235                     $6.36
   12/31/04                          34,241                     $6.62
   01/03/05                           1,809                     $6.43
   01/10/05                           2,500                     $7.05
   04/01/05                              50                     $6.45


In addition to the transactions enumerated in the tables above, the only other transactions effected since the filing of Amendment No. 1 to the Schedule 13D in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof, was the March 10, 2005 purchase by Xmark LP and Xmark Ltd, respectively, of 108 and 107 call options (rights to purchase Common Stock). These call options are exercisable for 10,800 and 10,700 shares of Common Stock, respectively, at a strike price of $10 per share. The call options were purchased, in ordinary brokerage transactions, for an aggregate purchase price of approximately $26,170.


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            April 22, 2005

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).